SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 31 March, 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 17 March, 2006
99.2	Transaction in Own Shares dated 17 March, 2006
99.3	Director/PDMR Shareholding dated 20 March, 2006
99.4	Transaction in Own Shares dated 21 March, 2006
99.5	Annual Report and Accounts dated 22 March, 2006
99.6	Director/PDMR Shareholding dated 22 March, 2006
99.7	Holding(s) in Company dated 22 March, 2006
99.8	Director/PDMR Shareholding dated 22 March, 2006
99.9	Transaction in Own Shares dated 22 March, 2006
99.10	Transaction in Own Shares dated 27 March, 2006
99.11	Transaction in Own Shares dated 28 March, 2006
99.12	Director/PDMR Shareholding dated 29 March, 2006
99.13	Director/PDMR Shareholding dated 29 March, 2006

99.1

17 March 2006

                                                   INTERCONTINENTAL HOTELS GROUP PLC

             Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the  conditional  rights over  InterContinental  Hotels  Group PLC  ("Company")  ordinary  shares  awarded to a number of participants  in the Company's  Short Term Deferred  Incentive Plan  ("STDIP") on 16 March 2005,  the following  numbers of shares were transferred  from the Company's  Employee  Share  Ownership  Trust  ("ESOT") to the following  directors and other persons  discharging managerial responsibility on 16 March 2006:

Director                                                          Number of shares transferred

Richard Hartman                                                   29,447
Stevan Porter                                                     29,978
Richard Solomons                                                  29,020

Other Persons Discharging Managerial Responsibility

Peter Gowers                                                      19,899
Patrick Imbardelli                                                20,941
Richard Winter                                                    21,689

Under the terms of the Plan, the above participants were paid their annual  performance bonus in IHG PLC shares,  deferred over a three year period.  The shares are released in equal amounts on the first,  second and third  anniversary  of the award date,  conditional on the individual's continued employment with the Group until each release date.

The release of the above shares took place on the first anniversary of grant, in accordance with the terms of the Plan.

Following the release of the shares to  participants,  the Employee  Share  Ownership  Trust will hold  2,280,531  IHG PLC shares.  The following directors and persons discharging managerial  responsibility,  who are among the potential  beneficiaries of the ESOT- Andrew
Cosslett,  Richard Hartman,  Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Patrick Imbardelli,  Tracy Robbins and Richard
Winter- are technically deemed to be interested in those shares.

                                                   ---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Engmann                                    Tel: 01753 410 243
Company Secretariat
InterContinental Hotels Group PLC

END

99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 235,000 of its ordinary shares at a price of
892.68p per share.

END

99.3

                                                 InterContinental Hotels Group PLC
                         Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                            in Employee Share Ownership Trust (Jersey)

Following a release of shares to participants (not Directors) under the Executive Share Option Plan on 17 March 2006,
InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share
Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed - 28,615
Total holding in the Trust following this notification - 2,251,916 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy Robbins and Richard Winter-
are technically deemed to be interested in those shares.

END

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 125,000 of its ordinary shares at a price of
902.64p per share.

END

99.5

InterContinental Hotels Group PLC Annual Report 2005

22 March 2006

The Company's Annual Report and Financial Statements 2005, Notice of Annual General Meeting 2006 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing
Facility which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

END

99.6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the
Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance With Dr 3.1.4r(1)(a)

3. Name of person discharging managerial responsibilities/director

Jennifer Laing
(Director)

4. Indicate whether the notification is in respect of a holding of the person   referred  to in 3 or 4 above or
in respect of a non-beneficial interest

Personal Interest

5. State the nature of the transaction

Private purchase of shares

6. Date issuer informed of transaction

21 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

7. Date of Award

N/A

8.  Period during which or date on which it can be exercised

N/A

9.  Total amount paid (if any) for grant of the option

N/A

10.  Description of shares or debentures involved (class and number)

1,000 Ordinary Shares purchased at GBP9.025 per share

11.  Exercise  price  (if  fixed  at time of  grant)  or  indication  that  price is to be fixed at the time of exercise

N/A

12. Total number of shares or debentures over which awards held following notification

1,000 Ordinary Shares

13.  Name of contact and telephone number for queries

Catherine Engmann, 01753 410 243

14. Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, 01753 410 242

15. Date of notification

22 March 2006

END

99.7

                                                 SCHEDULE 10

                                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

17 March 2006

11) Date company informed

22 March 2006

12) Total holding following this notification

Not advised

13) Total percentage holding of issued class following this notification

Below 3%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Liz Searle 01753 410 246

16) Name and signature of authorised company official responsible for making this notification

Liz Searle

17) Date of notification

22 March 2006

END

99.8

                                      InterContinental Hotels Group PLC
               Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                  in Employee Share Ownership Trust (Jersey)

Following a release of shares to participants (not Directors) under the Executive Share Option Plan on 22
March 2006, InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental
Hotels Group PLC Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed - 76,664
Total holding in the Trust following this notification - 2,175,252 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy,
Peter Gowers, Tracy Robbins and Richard Winter- are technically deemed to be interested in those shares.

END

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 45,000 of its ordinary shares at a price of 904.58p per share.

END

99.10

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 250,000 of its ordinary shares at a price of 907.79p per share.

END

99.11

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 220,000 of its ordinary shares at a price of 903.56p per share.

END

99.12

                                       InterContinental Hotels Group PLC
               Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                  in Employee Share Ownership Trust (Jersey)

Following a purchase of shares and a release to participants (not Directors) under the Executive Share Option
Plan and Share Save Plan on 27 March 2006, InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock purchased -                  400,000
Currency and price -                                          GBP9.206513 per share
Number of shares/amount of stock disposed -                   105,008
Total holding in the Trust following this notification -      2,470,244 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy,
Peter Gowers, Tracy Robbins and Richard Winter- are technically deemed to be interested in those shares.

END

99.13

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a);
or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities

Peter Gowers

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Peter Gowers

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

10 pence ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Peter Gowers

8 State the nature of the transaction

Exercise of Executive Share options and sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

Exercise of options over 103,279 IHG ordinary shares at a weighted average option price of GBP3.4295 per share

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

11. Number of shares, debentures or financial instruments relating to shares disposed

Sold 103,279 IHG ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

Exercise of options over 103,279 IHG ordinary shares at a weighted average option price of GBP3.4295 per share
Sold 103,279 IHG ordinary shares at a price of GBP9.066175p

14. Date and place of transaction

27 March 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

0 ordinary shares

16. Date issuer informed of transaction

28 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410 246

Name and signature of duly authorised officer of issuer responsible for making notification

Liz Searle 01753 410 246

Date of notification

29 March 2006

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	31 March, 2006